As filed with the Securities and Exchange Commission on March 30, 2022

1933 Act Registration Number – 333-189704

1940 Act Registration Number – 811-22858

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. Form N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/

Pre-Effective Amendment No.

Post-Effective Amendment No. 24

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 /X/

Amendment No. 23

WST Investment Trust

(Exact Name of Registrant as Specified in Charter)

150 West Main Street, Suite 1700

Norfolk, VA 23510 (Address of Principal Office)

Registrant's Telephone Number, including Area Code: 757-623-3676

Roger H. Scheffel Jr.

150 West Main Street, Suite 1700

Norfolk, VA 23510

(Name and Address of Agent for Service)

With copy to:

Thomas W. Steed III, Esq.

Kilpatrick Townsend & Stockton LLP

4208 Six Forks Road

Raleigh, NC 27609

and

Carol J. Highsmith

Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

Approximate date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement. It is proposed that this filing will become effective (check appropriate box):

/X/       immediately upon filing pursuant to paragraph (b)

/ /       on (date) pursuant to paragraph (b)

/ /       60 days after filing pursuant to paragraph (a) (1)

/ /       on (date) pursuant to paragraph (a) (1)

/ /       75 days after filing pursuant to paragraph (a) (2)

/ /       on (date) pursuant to paragraph (a) (2) of Rule 485(b)

If appropriate, check the following box:

[ ]       This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Part A

Incorporated by reference to Prospectus filed under Rule 485(b) on December 29, 2021.

Part B

Incorporated by reference to Statement of Additional Information filed under Rule 485(b) on December 29, 2021.

PART C

FORM N-1A

OTHER INFORMATION

ITEM 28.	Exhibits

(a)	Agreement and Declaration of Trust (“Trust Instrument”) [1]

(b)	By-Laws [1]

(c)	Incorporated by reference to Agreement and Declaration of Trust and Bylaws

(d)	Investment Advisory Agreement between the Registrant and Wilbanks, Smith & Thomas Asset Management, LLC (the “Advisor”) with respect to the WSTCM Credit Select Risk-Managed Fund[3] (formerly WST Asset Manager – U.S. Bond Fund )

(e)(1)	Distribution Agreement between the Registrant and Foreside Fund Services, LLC (“Distributor”)[5]

(e)(2)	Novation Agreement between the Registrant and Foreside Fund Services, LLC[7]

(f)	Not Applicable.

(g)(1)	Custodian Agreement [2]

(h)(1)	Form of Administration Agreement with Ultimus Fund Solutions, LLC as amended August 23, 2018 [6]

(h)(2)	Transfer Agent and Shareholder Services Agreement with Ultimus Fund Solutions, LLC[2]

(h)(3)	Form of Fund Accounting Agreement with Ultimus Fund Solutions, LLC as amended August 23, 2018[6]

(h)(4)	Expense Limitation Agreement between the Registrant and the Advisor with respect to the WSTCM Credit Select Risk-Managed Fund[5]

(i)	Opinion and Consent of Kilpatrick Townsend & Stockton LLP regarding the legality of securities registered with respect to the Fund. [4]

(j)	Consent of Independent Registered Public Accounting Firm.[7]

(k)	Inapplicable

(l)	Initial Capital Agreement. [4]

(m)	Distribution Plan under Rule 12b-1 with respect to the WSTCM Credit Select Risk – Managed Fund[5]

(n)	Rule 18f-3 Plan. [4]

(o)	Reserved.

(p)(1)	Code of Ethics for the Registrant [4]

(p)(2)	Code of Ethics for the Advisor[5]
(q)	Copy of Powers of Attorney[7]

[1]	Incorporated herein by reference to Registrant's Registration Statement on Form N-1A filed June 28, 2013 (File No. 333-189704)

[2]	Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 1 filed June 18, 2014 (File No. 333-189704)

[3]	Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 3 filed December 19, 2014 (File No. 333-189704)

[4]	Incorporated herein by reference to Registrant's Registration Statement on Form N-1A filed October 22, 2013 (File No. 333-189704)

[5]	Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 9 filed December 26, 2017 (File No. 333-189704)

[6]	Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 11 filed December 28, 2018 (File No. 333-189704)

[7]	Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 23 filed December 29, 2021.

ITEM 29.	Persons Controlled by or Under Common Control with the Registrant

No person is controlled by or under common control with the Registrant.

ITEM 30.	Indemnification

Under Delaware law, Section 3817 of the Treatment of Delaware Statutory Trusts empowers Delaware business trusts to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions as may be set forth in the governing instrument of the business trust. The Registrant's Trust Instrument contains the following provisions:

Section 2. Indemnification and Limitation of Liability. The Trustees (the “Trustees”) of the WST Investment Trust (the “Trust”) shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, Manager or Principal Underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, and, as provided in Section 3 of this Article VII, the Trust out of its assets shall indemnify and hold harmless each and every Trustee and officer of the Trust from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to such Trustee's performance of his or her duties as a Trustee or officer of the Trust; provided that nothing herein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Trust or any shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Section 3. Indemnification.

(a) Subject to the exceptions and limitations contained in Subsection (b) below:

(i) every person who is, or has been, a Trustee or an officer, employee or agent of the Trust (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) (“Covered Person”) shall be indemnified by the Trust or the appropriate series thereof to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Covered Person and against amounts paid or incurred by him in the settlement thereof; and

(ii) as used herein, the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened, and the words “liability” and “expenses” shall include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b) No indemnification shall be provided hereunder to a Covered Person:

(i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or

(ii) in the event the matter is not adjudicated by a court or other appropriate body, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office: by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry), or by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.

(d) To the maximum extent permitted by applicable law, expenses incurred in defending any proceeding may be advanced by the Trust before the disposition of the proceeding upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or applicable Series if it is ultimately determined that he is not entitled to indemnification under this Section; provided, however, that either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe that such Covered Person will not be disqualified from indemnification under this Section.

(e) Any repeal or modification of this Article VII by the shareholders, or adoption or modification of any other provision of the Trust Agreement or By- laws inconsistent with this Article, shall be prospective only, to the extent that such repeal, or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, modification or adoption.

In addition, the Registrant has entered into an Investment Advisory Agreement with the Advisor and a Distribution Agreement with the Distributor. These agreements provide indemnification for those entities and their affiliates. The Advisor’s and Distributor’s personnel may serve as trustees and officers of the Trust.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (“1933 Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust Instrument or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issues.

ITEM 31.	Business and other Connections of the Investment Adviser

The description of the Advisor is found under the caption of “Management of the Fund” in the Prospectus and under the caption “Management and Other Service Providers” in the Statement of Additional Information constituting Parts A and B, respectively, of this Registration Statement, which are incorporated by reference herein. The Advisor may provide investment advisory services to other persons or entities other than the Registrant.

ITEM 32.	Principal Underwriter

(a)	Foreside Fund Services, LLC (the “Distributor”) also serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

1.	ABS Long/Short Strategies Fund
2.	Absolute Shares Trust
3.	Adaptive Core ETF, Series of Collaborative Investment Series Trust
4.	AdvisorShares Trust
5.	AFA Multi-Manager Credit Fund
6.	AGF Investments Trust (f/k/a FQF Trust)
7.	AIM ETF Products Trust
8.	Alexis Practical Tactical ETF, Series of Listed Funds Trust
9.	AlphaCentric Prime Meridian Income Fund
10.	American Century ETF Trust
11.	American Customer Satisfaction ETF, Series of ETF Series Solutions
12.	Amplify ETF Trust
13.	ARK ETF Trust

14.	ASYMmetric ETFs Trust
15.	Bluestone Community Development Fund (f/k/a The 504 Fund)
16.	Braddock Multi-Strategy Income Fund, Series of Investment Managers Series Trust
17.	Bridgeway Funds, Inc.
18.	Brinker Capital Destinations Trust
19.	Brookfield Real Assets Income Fund Inc.
20.	Cabot Equity Growth ETF, Series of Listed Funds Trust
21.	Calamos Convertible and High Income Fund
22.	Calamos Convertible Opportunities and Income Fund
23.	Calamos Dynamic Convertible and Income Fund
24.	Calamos Global Dynamic Income Fund
25.	Calamos Global Total Return Fund
26.	Calamos Strategic Total Return Fund
27.	Carlyle Tactical Private Credit Fund
28.	Center Coast Brookfield MLP & Energy Infrastructure Fund
29.	Changebridge Capital Long/Short ETF, Series of Listed Funds Trust
30.	Changebridge Capital Sustainable Equity ETF, Series of Listed Funds Trust
31.	Cliffwater Corporate Lending Fund
32.	Cliffwater Enhanced Lending Fund
33.	Cohen & Steers Infrastructure Fund, Inc.
34.	CornerCap Group of Funds
35.	CrossingBridge Pre-Merger SPAC ETF, Series of Trust for Professional Managers
36.	Davis Fundamental ETF Trust
37.	Defiance Hotel, Airline, and Cruise ETF, Series of ETF Series Solutions
38.	Defiance Nasdaq Junior Biotechnology ETF, Series of ETF Series Solutions
39.	Defiance Next Gen Altered Experience ETF, Series of ETF Series Solutions
40.	Defiance Next Gen Big Data ETF, Series of ETF Series Solutions
41.	Defiance Next Gen Connectivity ETF, Series of ETF Series Solutions
42.	Defiance Next Gen H2 ETF, Series of ETF Series Solutions
43.	Defiance Next Gen SPAC Derived ETF, Series of ETF Series Solutions
44.	Defiance Quantum ETF, Series of ETF Series Solutions
45.	Direxion Shares ETF Trust
46.	DoubleLine Opportunistic Credit Fund
47.	Eaton Vance NextShares Trust
48.	Eaton Vance NextShares Trust II
49.	EIP Investment Trust
50.	Ellington Income Opportunities Fund
51.	EntrepreneurShares Series Trust
52.	Esoterica Thematic ETF Trust
53.	ETF Opportunities Trust
54.	Evanston Alternative Opportunities Fund
55.	Exchange Listed Funds Trust (f/k/a Exchange Traded Concepts Trust II)
56.	Fat Tail Risk ETF, Series of Collaborative Investment Series Trust
57.	Fiera Capital Series Trust
58.	FlexShares Trust
59.	FOMO ETF, Series of Collaborative Investment Series Trust
60.	Forum Funds
61.	Forum Funds II
62.	Friess Brandywine Blue Fund, Series of Managed Portfolio Series
63.	Friess Brandywine Fund, Series of Managed Portfolio Series
64.	Friess Small Cap Growth Fund, Series of Managed Portfolio Series

65.	Goose Hollow Tactical Allocation ETF, Series of Collaborative Investment Series Trust
66.	Grizzle Growth ETF, Series of Listed Funds Trust
67.	Guinness Atkinson Funds
68.	Harbor ETF Trust
69.	Horizon Kinetics Inflation Beneficiaries ETF, Series of Listed Funds Trust
70.	Infusive US Trust
71.	Innovator ETFs Trust
72.	Ironwood Institutional Multi-Strategy Fund LLC
73.	Ironwood Multi-Strategy Fund LLC
74.	John Hancock Exchange-Traded Fund Trust
75.	Mairs & Power Funds Trust
76.	Mairs & Power Minnesota Municipal Bond ETF, Series of Trust for Professional Managers
77.	Manor Investment Funds
78.	Mindful Conservative ETF, Series of Collaborative Investment Series Trust
79.	Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV
80.	Mohr Growth ETF, Series of Collaborative Investment Series Trust
81.	Morgan Creek - Exos SPAC Originated ETF, Series of Listed Funds Trust
82.	Morningstar Funds Trust
83.	OSI ETF Trust
84.	Overlay Shares Core Bond ETF, Series of Listed Funds Trust
85.	Overlay Shares Foreign Equity ETF, Series of Listed Funds Trust
86.	Overlay Shares Hedged Large Cap Equity ETF, Series of Listed Funds Trust
87.	Overlay Shares Large Cap Equity ETF, Series of Listed Funds Trust
88.	Overlay Shares Municipal Bond ETF, Series of Listed Funds Trust
89.	Overlay Shares Short Term Bond ETF, Series of Listed Funds Trust
90.	Overlay Shares Small Cap Equity ETF, Series of Listed Funds Trust
91.	Palmer Square Opportunistic Income Fund
92.	Partners Group Private Income Opportunities, LLC
93.	PENN Capital Funds Trust
94.	Performance Trust Mutual Funds, Series of Trust for Professional Managers
95.	Philotimo Focused Growth and Income Fund, Series of World Funds Trust
96.	Plan Investment Fund, Inc.
97.	PMC Funds, Series of Trust for Professional Managers
98.	Point Bridge GOP Stock Tracker ETF, Series of ETF Series Solutions
99.	Putnam ETF Trust
100.	Quaker Investment Trust
101.	Rareview Dynamic Fixed Income ETF, Series of Collaborative Investment Series Trust
102.	Rareview Tax Advantaged Income ETF, Series of Collaborative Investment Series Trust
103.	Renaissance Capital Greenwich Funds
104.	Revere Sector Opportunity ETF, Series of Collaborative Investment Series Trust
105.	Reverse Cap Weighted U.S. Large Cap ETF, Series of ETF Series Solutions
106.	RMB Investors Trust (f/k/a Burnham Investors Trust)
107.	Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust
108.	Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust
109.	Roundhill BITKRAFT Esports & Digital Entertainment ETF, Series of Listed Funds Trust
110.	Roundhill IO Digital Infrastructure ETF, Series of Listed Funds Trust
111.	Roundhill MEME ETF, Series of Listed Funds Trust
112.	Roundhill MVP ETF, Series of Listed Funds Trust
113.	Roundhill Sports Betting & iGaming ETF, Series of Listed Funds Trust
114.	Roundhill Streaming Services & Technology ETF, Series of Listed Funds Trust
115.	Salient MF Trust

116.	Securian AM Balanced Stabilization Fund, Series of Investment Managers Series Trust
117.	Securian AM Equity Stabilization Fund, Series of Investment Managers Series Trust
118.	Securian AM Real Asset Income Fund, Series of Investment Managers Series Trust
119.	SHP ETF Trust
120.	Six Circles Trust
121.	Sound Shore Fund, Inc.
122.	Spear Alpha ETF, Series of Listed Funds Trust
123.	Strategy Shares
124.	Swan Hedged Equity US Large Cap ETF, Series of Listed Funds Trust
125.	Syntax ETF Trust
126.	The Active Dividend Stock ETF, Series of Collaborative Investment Series Trust
127.	The Chartwell Funds
128.	The Community Development Fund
129.	The De-SPAC ETF, Series of Collaborative Investment Series Trust
130.	The Private Shares Fund (f/k/a SharesPost 100 Fund)
131.	The Short De-SPAC ETF, Series of Collaborative Investment Series Trust
132.	The SPAC and New Issue ETF, Series of Collaborative Investment Series Trust
133.	Third Avenue Trust
134.	Third Avenue Variable Series Trust
135.	Tidal ETF Trust
136.	TIFF Investment Program
137.	Timothy Plan High Dividend Stock Enhanced ETF, Series of The Timothy Plan
138.	Timothy Plan High Dividend Stock ETF, Series of The Timothy Plan
139.	Timothy Plan International ETF, Series of The Timothy Plan
140.	Timothy Plan US Large/Mid Core Enhanced ETF, Series of The Timothy Plan
141.	Timothy Plan US Large/Mid Cap Core ETF, Series of The Timothy Plan
142.	Timothy Plan US Small Cap Core ETF, Series of The Timothy Plan
143.	Transamerica ETF Trust
144.	Trend Aggregation ESG ETF, Series of Collaborative Investment Series Trust
145.	TrueShares AI & Deep Learning ETF, Series of Listed Funds Trust
146.	TrueShares ESG Active Opportunities ETF, Series of Listed Funds Trust
147.	TrueShares Low Volatility Equity Income ETF, Series of Listed Funds Trust
148.	TrueShares Structured Outcome (April) ETF, Series of Listed Funds Trust
149.	TrueShares Structured Outcome (August) ETF, Series of Listed Funds Trust
150.	TrueShares Structured Outcome (December) ETF, Series of Listed Funds Trust
151.	TrueShares Structured Outcome (February) ETF, Series of Listed Funds Trust
152.	TrueShares Structured Outcome (January) ETF, Series of Listed Funds Trust
153.	TrueShares Structured Outcome (July) ETF, Series of Listed Funds Trust
154.	TrueShares Structured Outcome (June) ETF, Series of Listed Funds Trust
155.	TrueShares Structured Outcome (March) ETF, Series of Listed Funds Trust
156.	TrueShares Structured Outcome (May) ETF, Listed Funds Trust
157.	TrueShares Structured Outcome (November) ETF, Series of Listed Funds Trust
158.	TrueShares Structured Outcome (October) ETF, Series of Listed Funds Trust
159.	TrueShares Structured Outcome (September) ETF, Series of Listed Funds Trust
160.	Tuttle Capital Short Innovation ETF, Series of Collaborative Investment Series Trust
161.	U.S. Global Investors Funds
162.	Variant Alternative Income Fund
163.	VictoryShares Developed Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
164.	VictoryShares Dividend Accelerator ETF, Series of Victory Portfolios II
165.	VictoryShares Emerging Market High Div Volatility Wtd ETF, Series of Victory Portfolios II
166.	VictoryShares International High Div Volatility Wtd ETF, Series of Victory Portfolios II

167.	VictoryShares International Volatility Wtd ETF, Series of Victory Portfolios II
168.	VictoryShares NASDAQ Next 50 ETF, Series of Victory Portfolios II
169.	VictoryShares Protect America ETF, Series of Victory Portfolios II
170.	VictoryShares Top Veteran Employers ETF, Series of Victory Portfolios II
171.	VictoryShares US 500 Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
172.	VictoryShares US 500 Volatility Wtd ETF, Series of Victory Portfolios II
173.	VictoryShares US Discovery Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
174.	VictoryShares US EQ Income Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
175.	VictoryShares US Large Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
176.	VictoryShares US Multi-Factor Minimum Volatility ETF, Series of Victory Portfolios II
177.	VictoryShares US Small Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
178.	VictoryShares US Small Cap Volatility Wtd ETF, Series of Victory Portfolios II
179.	VictoryShares USAA Core Intermediate-Term Bond ETF, Series of Victory Portfolios II
180.	VictoryShares USAA Core Short-Term Bond ETF, Series of Victory Portfolios II
181.	VictoryShares USAA MSCI Emerging Markets Value Momentum ETF, Series of Victory Portfolios II
182.	VictoryShares USAA MSCI International Value Momentum ETF, Series of Victory Portfolios II
183.	VictoryShares USAA MSCI USA Small Cap Value Momentum ETF, Series of Victory Portfolios II
184.	VictoryShares USAA MSCI USA Value Momentum ETF, Series of Victory Portfolios II
185.	West Loop Realty Fund, Series of Investment Managers Series Trust (f/k/a Chilton Realty Income & Growth Fund)
186.	WisdomTree Trust
187.	XAI Octagon Floating Rate & Alternative Income Term Trust

(b)	The following are the Officers and Manager of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant
Richard J. Berthy	Three Canal Plaza, Suite 100, Portland, ME 04101	President, Treasurer and Manager	None
Mark A. Fairbanks	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Teresa Cowan	111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	Vice President	None
Jennifer K. DiValerio	899 Cassatt Road, 400 Berwyn Park, Suite 110, Berwyn, PA 19312	Vice President	None
Nanette K. Chern	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Chief Compliance Officer	None
Kelly Whetstone	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None

(c)	Not applicable.

ITEM 33.	Location of Accounts and Records

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder will be maintained by the Registrant at the principal executive offices of its administrator:

Ultimus Fund Solutions, LLC,

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

or its Advisor:

WST Capital Management

150 W Main Street, Suite 1700

Norfolk, VA 23510

or its Distributor:

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, Maine 04101

ITEM 34.	Management Services

None.

ITEM 35.	Undertakings

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 30th day of March, 2022.

WST Investment Trust

By:	*
Wayne F. Wilbanks
Trustee and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	Trustee and President	March 30, 2022
Wayne F. Wilbanks

/s/ Angela A. Simmons	Treasurer	March 30, 2022
Angela A. Simmons

*	Trustee	March 30, 2022
James H. Speed Jr.

*	Trustee	March 30, 2022
Thomas G. Douglass

*By: /s/ Carol J. Highsmith	March 30, 2022
Carol J. Highsmith
Attorney in Fact